UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 75525 / July 27, 2015

Admin. Proc. File No. 3-16059

In the Matter of

OPERA JET INTERNATIONAL LTD.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

　　　The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Opera Jet International Ltd. and the Commission has not chosen to review the decision on its own initiative.

　　　Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Opera Jet International Ltd.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Opera Jet International Ltd. is hereby revoked

　　　For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]　　17 C.F.R. § 201.360(d).

[2]　　*Bio Oil Nat'l Corp., CSV Int'l Holdings, Inc. (f/k/a Europa Acquisition VIII, Inc.), Greenpro Res. Corp. (f/k/a Lightwood Acquisition Corp.), Moxian Corp., and Opera Jet Int'l Ltd.*, Initial Decision Release No. 813 (June 12, 2015), 111 SEC Docket 14, 2015 WL 3643462. The Central Index Key number is 1435615 for Opera Jet International Ltd.

INITIAL DECISION RELEASE NO. 813
ADMINISTRATIVE PROCEEDING
File No. 3-16059

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of BIO OIL NATIONAL CORP., CSV INTERNATIONAL HOLDINGS, INC. (F/K/A EUROPA ACQUISITION VIII, INC.), GREENPRO RESOURCES CORP. (F/K/A LIGHTWOOD ACQUISITION CORP.), MOXIAN CORP., and OPERA JET INTERNATIONAL LTD.	INITIAL DECISION OF DEFAULT AS TO OPERA JET INTERNATIONAL LTD. June 12, 2015

APPEARANCES: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: James E. Grimes, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the registered securities of Respondent Opera Jet International Ltd.[1] The revocation is based Opera Jet's failure to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On September 9, 2014, the Commission initiated this proceeding with an Order Instituting Administrative Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934. The OIP alleges that Opera Jet has a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and has repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13.

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[1] The proceeding has ended as to the other four Respondents. *Bio Oil Nat'l Corp.*, Initial Decision Release No. 707, 2014 SEC LEXIS 4302 (Nov. 13, 2014), *finality order*, Exchange Act Release No. 73934, 2014 SEC LEXIS 4999 (Dec. 24, 2014).

Opera Jet was served with the OIP on May 8, 2015, in accordance with Commission Rule of Practice 141(a)(2)(ii), 17 C.F.R. § 201.141(a)(2)(ii), and its Answer was due by May 18, 2015. *Bio Oil Nat'l Corp.*, Admin. Proc. Rulings Release No. 2721, 2015 SEC LEXIS 2097, at *1 (May 26, 2015). I ordered Opera Jet to show cause by June 5, 2015, why the registration of its securities should not be revoked by default due to its failure to file an Answer or otherwise defend this proceeding. *Id.* at *2.

On June 10, 2015, I held a telephonic prehearing conference, which the Division attended but Opera Jet did not. To date, Opera Jet has not filed an Answer or responded to the order to show cause.

FINDINGS OF FACT

Opera Jet is in default for failing to file an Answer, attend the prehearing conference, or otherwise defend this proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, as authorized by Rule 155(a), I find the following allegations in the OIP to be true. 17 C.F.R. § 201.155(a).

Opera Jet, Central Index Key No. 1435615, is a void Delaware corporation located in Bratislava, Slovakia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Opera Jet is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2012.

In addition to its repeated failures to file timely periodic reports, Opera Jet failed to heed delinquency letters sent to it by the Commission's Division of Corporation Finance requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Opera Jet failed to file timely periodic reports. As a result, Opera Jet failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at *19-20.

Opera Jet's failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Opera Jet's violations are also recurrent in that it repeatedly failed to file required periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Opera Jet is also culpable because it failed to heed delinquency letters sent to it by the Division of Corporation Finance or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters, and it was therefore on notice, even before the OIP issued, of its obligation to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Opera Jet has not answered the OIP, attended the prehearing conference, or otherwise participated in the proceeding to address whether it has made any efforts to remedy its past violations, and has provided no assurances against further violations.

For these reasons, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Opera Jet.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Opera Jet International Ltd. is hereby REVOKED.

3

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

A respondent may move to set aside the default in this case. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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James E. Grimes
Administrative Law Judge